File Number: 57562-0024-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

April 2, 2008

Delivered and via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:        Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
Form 10-KSB/A for the Transition Period Ended July 31, 2007

            We write on behalf of the Company and in response to the most recent and second comment letter of March 13, 2008 (the "Second Review Letter") from the reviewing staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") relating to the Company's Form 10-KSB/A for the period ended July 31, 2007 (the "Form 10-KSB/A") as filed with the SEC on February 29, 2008.

            We confirm that set forth below are the Company's responses to the Staff's comment as set out in the Second Review Letter based upon information provided to our firm by the Company. We confirm that the paragraph numbering in this response letter corresponds to the paragraph numbering in the SEC's Review Letter.

Page 2 Comments: General
1.

We have read your response to prior comment 4, explaining that capitalized acquisition costs were based on "arms length" transactions, while also stating there is "no reasonable basis to assign value to any of the Company's project or properties..." You indicate that until you have established "independently and appropriately quantified and valued" proven and probable reserves, or receive a board approved acquisition offer," you will continue to write-off acquisition costs when conducting your impairment testing.

Tell us why you believe information about your arms length negotiations, utilized as a basis for establishing fair value and your policy of initial capitalization, would not be considered in conjunction with your impairment testing. It would seem that absent new information (e.g. unfavourable exploration results, a prolonged period of inactivity, or change in plans), this would tend to support continued capitalization.

To help us understand the implications of your current practice, please expand and resubmit the schedule of properties that you provided with your prior responses to include the dates of incurring the acquisition costs, and the dates of and reasons for classifying the various properties identified as discontinued or dormant.

Response:

We confirm, on behalf of the Company, that the Company initially capitalized its acquisition costs of mineral rights based on paragraph 9 EITF 04-2: Whether Mineral Rights Are Tangible or Intangible Assets.

Under the EITF the Task Force reached a consensus on Issue 1 that mineral rights, as defined in that Issue, are tangible assets, and, accordingly, that an entity should account for mineral rights as tangible assets.

In this regard the Company confirms that the amount of the capitalization was the fair value of the mineral rights based on the consideration given between arms length parties. The consideration included cash and/or common shares, which were valued based on our quoted stock price.

The Company has confirmed that impairment testing is required when reporting a current-period operating or cash flow loss combined with a history of operating or cash flow losses. This is identified in paragraph 8(e) of SFAS 144 as an event that necessitates impairment testing of a long-lived asset or asset group. There is no scope exclusion for pre-production stage projects not in operation. The guidance in paragraphs 7, 20 and 21, and the related background discussion in paragraphs B31 and B33, clarify that the Standard encompasses assets not yet placed in service, while offering guidance on estimating future service potential, either for the asset alone or when it is part of an asset group that includes assets in use. The guidance in EITF 04-3 specifically addresses situations where impairment testing is applied to properties having value not represented by proven or probable reserves, typically pre-production stage properties.

At each reporting period we confirm that the Company assesses the impairment of its mineral properties when there is indication of impairment in accordance with FAS 144: Accounting for the Impairment or Disposal of Long-Lived Assets. One example of the indicators of impairment in paragraph 8(e) of FAS 144 is: a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-live assets (asset group). This situation is applicable to the Company. The Company is an exploration stage company and has incurred recurring losses since the inception of the Company. The Company has not generated any cash flow from operations.

The testing required for U.S. GAAP purposes must include estimates of future cash flows, as detailed in paragraphs 16 through 21 of SFAS 144, and paragraph 8 of EITF 04-3, compared to the carrying amounts. The provisions of paragraph 16 of SFAS 144 state that estimates of future cash flows used to test recoverability "...shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group)".

In reviewing the requirements for impairment testing, we confirm that the Company assessed its acquisitions on the following basis:

(a)       current and historical operating and cash flow losses have established an indication of impairment;

(b)       to date there have been no measured reserves (i.e. proven or probable reserves) from its exploration activities. The properties in question are green field exploration properties and consequently there is nothing on which to prepare a cash flow analysis;

(c)       the Company has not been approached by any third party regarding the acquisition of its projects or historical mining information. Additionally, recent third party acquisitions of similar properties either in terms of size or area are not reasonably comparable given the nature of reserves. Consequently management has no information to prepare any reliable market value analysis; and

(d)       in considering replacement cost the Company has determined that, given the nature of the assets, there is no reasonable basis that can be used for establishing replacement costs of the properties.

Given no verifiable knowledge as to valuation either from an income or market value basis, Company management believes, and hereby respectfully reaffirms, that the most reasonable and conservative treatment would be to impair the Company's properties as presently assessed, and we hope and trust that this is clear and satisfactory in this regard.

As requested, enclosed is a modified summary of the Company's previous acquisition costs indicating the initial date of acquisition and a clearer indication of the current status of each project.

            We trust that the foregoing and the enclosed is now clear and satisfactory in this regard, however, should the Staff have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-7445 at anytime.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener llp

Enclosures
cc:            The Company (w/copy of Enclosures); Attention: Mr. Pat Obara, CFO
cc:            Securities and Exchange Commission; Attention: Tracie Towner

__________

Uranium Energy Corp.
Acquisition Costs by Property
At July 31, 2007

| State / Project | Acquisition Costs<br>Cash Expenditures | Non-Cash Expenditures | Total | Initial Date | Exploration Costs | Status |
|---|---|---|---|---|---|---|
| **Arizona** | | | | | | |
| Artillery Peak | 8,315 | - | 8,315 | 11/04/04 | 43,623 | only claim maintenance fees since 2005 |
| Dry Mountain | 5,013 | - | 5,013 | 12/29/04 | 13,106 | only claim maintenance fees since 2005 |
| Esther Basin | 2,034 | - | 2,034 | 12/29/04 | 6,681 | only claim maintenance fees since 2004 |
| Gunsight Canyon | 3,305 | - | 3,305 | 11/19/04 | 10,166 | only claim maintenance fees since 2004 |
| Landwork and Databases | - | - | - | 12/31/04 | 3,364 | exploration costs only |
| | 18,667 | - | 18,667 | | 76,940 | |
| **Colorado** | | | | | | |
| Carnotite | 2,442 | - | 2,442 | 03/11/05 | 17,891 | only claim maintenance fees since 2005 |
| Holley | 132,865 | - | 132,865 | 04/28/07 | 403 | limited exploration since acquisition |
| Landwork and Databases | - | - | - | 02/17/05 | 22,576 | exploration costs only |
| Raven Mine Group | 3,637 | - | 3,637 | 03/14/05 | 6,805 | only claim maintenance fees since 2005 |
| Taco Claims | 29,580 | - | 29,580 | 07/05/07 | - | no exploration since acquisition |
| Triangulation Mine Group | 1,627 | - | 1,627 | 04/21/05 | 3,350 | only claim maintenance fees since 2005 |
| | 170,151 | - | 170,151 | | 51,025 | |
| **Nevada** | | | | | | |
| Landwork and Databases | 4,250 | - | 4,250 | 05/16/03 | 963 | discontinued in 2005 |
| **New Mexico** | | | | | | |
| Ambrosia Lake | 497,334 | - | 497,334 | 04/28/07 | 5,912 | limited exploration since acquisition |
| Cibola | 1,557,229 | - | 1,557,229 | 01/31/07 | 320 | limited exploration since acquisition |
| Clara | - | - | - | 02/27/07 | 15,397 | exploration costs only |
| Landwork and Databases | 50,000 | 146,500 | 196,500 | 01/31/06 | 126,626 | exploration costs are independent of multiple database acquisition costs dating back to 2006, databases used to assess exploration oportunities |
| Lola | - | - | - | 01/08/07 | 30,896 | exploration costs only |
| San Meteo Mesa | 10,740 | - | 10,740 | 06/08/07 | 24,211 | limited exploration since acquisition |
| West Ranch | 119,058 | - | 119,058 | 07/05/06 | 31,988 | limited exploration since acquisition |
| | 2,234,361 | 146,500 | 2,380,861 | | 235,350 | |
| **Texas** | | | | | | |
| Carrizo | 76,362 | - | 76,362 | 01/06/05 | 46,154 | increased exploration in 2nd half of 2007 |
| Devillier | 1,852 | - | 1,852 | 10/18/06 | 1,202 | limited exploration since acquisition |
| Goehring | 10,742 | - | 10,742 | 01/15/07 | 219 | limited exploration since acquisition |
| Landwork and Databases | 140,858 | 78,750 | 219,608 | 07/25/03 | 204,927 | exploration costs are independent of multiple database acquisition costs dating back to 2003, databases are used to assess exploration oportunities |
| Maetze | 418 | - | 418 | 05/08/06 | 620 | limited exploration since acquisition |
| Martella | 9,319 | | 9,319 | 06/08/07 | - | no exploration since acquisition |
| Nichols | 118,617 | | 118,617 | 01/13/07 | 10,157 | limited exploration since acquisition |
| Weesatche | 118,025 | 8,229,429 | 8,347,454 | 08/16/05 | 3,348,682 | significant exploration throughout 2007 and 1st half of 2008 |
| | 476,193 | 8,308,179 | 8,784,372 | | 3,611,961 | |
| **Utah** | | | | | | |
| Crain Lease | 25,642 | - | 25,642 | 04/19/05 | 7,357 | limited exploration since acquisition |
| Monument Canyon | 64,562 | - | 64,562 | 04/28/07 | - | no exploration since acquisition, some exploration in 2nd half of 2007 |
| | 90,204 | - | 90,204 | | 7,357 | |
| **Wyoming** | | | | | | |
| Burnt Wagon | - | - | - | 09/22/05 | 63,023 | exploration costs only |
| DL Prospect | - | - | - | 10/02/06 | 2,563 | exploration costs only |
| GMT Claims | 9,695 | - | 9,695 | 06/22/07 | 38,201 | increased exploration in 2nd half of 2007 |
| Jebsen AB | 51,390 | - | 51,390 | 06/06/06 | 193,601 | discontinued in 2007 |
| Land Work and Databases | 126,155 | 219,000 | 345,155 | 02/28/05 | 219,483 | exploration costs are independent of multiple database acquisitions dating back to 2005, databases are used to assess exploration oportunities |
| Lo-Herma | 56,332 | - | 56,332 | 06/11/07 | 33,998 | limited exploration since acquisition |
| Mud Springs | 23,159 | - | 23,159 | 10/20/05 | 1,303 | limited exploration since acquisition |
| | 266,731 | 219,000 | 485,731 | | 552,172 | |
| | 3,260,557 | 8,673,679 | 11,934,236 | | 4,535,768 | |